Exhibit 20

TAYCO DEVELOPMENTS, INC.
SHAREHOLDERS' NEWSLETTER, WINTER 2003-2004

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYCO DEVELOPMENTS. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, AND PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: ANNUAL MEETING

Tayco Developments' Annual Shareholders' meeting was held on November 14, 2003. The total outstanding number of shares on the meeting record date was 990,213. A total of 864,156 shares were present in person or by proxy at the meeting. The following are the election results for the slate of directors presented by management:

        852,687 Shares voted for the election of Douglas P. Taylor
        854,182 Shares voted for the election of David A. Lee, Ph.D.
        854,187 Shares voted for the election of Joseph P. Gastel
        851,687 Shares voted for the election of Paul L. Tuttobene
        854,187 Shares voted for the election of Janice Nicely

The Board of Directors and management of Tayco Developments sincerely appreciate the continued support of the Company's Shareholders, and the continued high level of Shareholder participation in corporate matters.

ITEM: FINANCIAL RESULTS

Revenue and income continue at good levels in our present fiscal year, which began on June 1, 2003. Comparative results are:

FIRST QUARTER (8-31-03)	F/Y 03-04	F/Y 02-03

SALES	$147,256	$132,812
NET INCOME	$28,513	$114,307
EARNINGS PER SHARE	3¢	12¢

SECOND QUARTER (11-30-03)	F/Y 03-04	F/Y 02-03

SALES	$158,850	$121,035
NET INCOME	$8,443	$71,230
EARNINGS PER SHARE	1¢	7¢

SIX MONTHS (11-30-03)	F/Y 03-04	F/Y 02-03

SALES	$306,106	$253,847
NET INCOME	$36,956	$185,537
EARNINGS PER SHARE	4¢	19¢

The Net Income shown includes both income from operations and Tayco Developments' equity in the Net Income of Taylor Devices, Inc. and Tayco Realty, Inc., our affiliates.

Our affiliate, Taylor Devices, has incurred losses in the first and second quarters of F/Y 03-04 that negatively influence Tayco Developments' results. These equity losses have been subtracted from the Net Income listed. The net effects of these equity losses are $47,015 for the first quarter, $26,987 for the second quarter and $74,002 for the year to date. In addition, Tayco Developments' research expenses are increased for 2004, due to extensive computer modeling and testing costs on improvements to our new machined modular spring elements.

ITEM: TAYCO RECEIVES NEW PATENT

The Company is pleased to announce the issuance of a new patent from the U.S. Patent Office. The patent is number 6,640,941, entitled "Shock-Isolation Structure," the inventor is Douglas P. Taylor, and the patent issued on November 4, 2003.

The patent is for a new type of tension-compression shock isolator, intended for providing shock protection to electronics systems installed on both warships and aircraft. Tension-compression isolators are a popular component, produced in large quantities by Taylor Devices for many years. The component originated in the 1970's with patents issued to Tayco for liquid spring type tension-compression isolators. However, as electronic design breakthroughs occurred in the 1980's and 1990's, the systems protected by our isolators became smaller and smaller. Indeed, one popular Naval system that has used the tension-compression isolator for decades weighed 600 lbs. in the 1970's and 200 lbs. in the 1980's. Today, the latest generation version of this system weighs a mere 7 lbs., and our older style liquid spring isolators cannot physically be made this small. The new patent is for a tension-compression isolator specifically intended for electronics packages weighing less than 10 lbs., using non-traditional technology. Hopefully the design will prove effective for the next 20 years. It is now being manufactured by Taylor Devices, Inc.

ITEM: MODULAR MACHINED SPRINGS

A great deal of effort is being expended by Tayco on the development of this new component. We have recently seen significant breakthroughs in providing enhanced performance to these products. Taylor Devices has just received a new order for isolators using these spring elements to be used on a new tactical laser system for the U.S. Military. These will incorporate the results of our recent work. In addition, Taylor Devices has made two recent new proposals for similar isolator concepts for other emergent U.S. Military programs. Both of these proposals are utilizing this new spring technology.

ITEM: 74th SHOCK AND VIBRATION SYMPOSIUM, SAN DIEGO, CALIFORNIA

The Symposium is the world's oldest continuous engineering conference, and is presently held once yearly with U.S. Government sponsorship. This year's events were attended by 547 hardy souls from sixteen countries, who encountered the effects of natural disaster on a first-hand basis. On October 26, massive brush fires swept rapidly out of the nearby hills toward San Diego. This was also the first day of the six-day Symposium. When I arrived at the San Diego Airport, along with Michael Mosher of Tayco, visibility was only 200 feet due to the thick, roiling smoke. Due to the fires, breathing was difficult and ash was building up on vehicles at a rate of one inch per hour. The city was essentially shut down and many highways were closed. Thankfully, traffic was minimal. Upon our arrival at the hotel conference center, breathing masks were being handed out to all guests, and we could see dense smoke clouds from active fires within sight of the hotel.

Nonetheless, all conference sessions went on as scheduled and Tayco's military seating isolation system was one of the stars of the show. At the opening ceremony, a group of U.S. Navy Special Operations personnel acknowledged the success of the new seating system. Two conference sessions were devoted to all aspects of the Navy's involvement on this program and the extensive testing performed. At one of the sessions, award plaques were presented to Michael Mosher of Tayco Developments and Alan Klembczyk of Taylor Devices for their contributions to Operation Iraqi Freedom. The awards were presented by the U.S. Navy Seals, who publicly could state only that the Tayco seating system was now in combat operations on the MKV Special Operations Patrol Craft, and that "lives have been saved" by the seating systems.

Technical papers presented at the Symposium by Tayco Developments and Taylor Devices were:

"Analysis, Optimization and Development of a Specialized Passive
Shock Isolation System for High Speed Planing Boat Seats"

By: Alan Klembczyk, Taylor Devices, Inc.
and Michael Mosher, Tayco Developments, Inc.

"An Application of Active Control Theory to a Passive Isolation System:
Launch Boom Retraction Mechanism"

By: Michael Mosher, Tayco Developments, Inc.

"Mega Brace Seismic Dampers for the Torre Mayor Project at Mexico City"

By: Douglas P. Taylor

One night, we were invited to a celebratory dinner with the Seals and the Special Operations Craft operators from their base in San Diego. Other invited guests were the civilian Navy engineers who worked with Tayco Developments to package the seating system. Strictly following Government protocol, this was a "separate check for each person" dinner, but the Navy Special Forces had specified the menu. The Seals unabashedly dubbed the meal as following the "Ultimate Atkins' Diet". The meal was twelve courses of different meats, served continuously until we could eat no more. Diners were warned to avoid the salad bar since it would spoil our dinner!

We ended the evening with a great appreciation of the amount of "fuel" that is required to maintain the levels of physical conditioning demanded from Special Operations Warfare personnel. May they have continued success and good health as they go in harm's way.

By:	s/Douglas P. Taylor
Douglas P. Taylor
President